UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

2

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement on Form S-8 of AnorMED Inc. (File No. 333-135097).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  August 30, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report (Form 51-102F3) dated August 30, 2006.

Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

AnorMED Inc. (the “Company”)

Suite 200, 20353 - 64th Avenue

Langley, British Columbia V2Y 1N5

Item 2. Date of Material Change

August 21, 2006

Item 3. News Release

On August 28, 2006, the Company issued a press release relating to the material change.  The press release was disseminated via Canada NewsWire and SEDAR.

Item 4. Summary of Material Change

On August 21, 2006, the Company received approval from the NASDAQ Stock Market, Inc. to list its common shares on the NASDAQ Global Market under the symbol “ANOR”.

Item 5. Full Description of Material Change

On August 21, 2006, the Company received approval from the NASDAQ Stock Market, Inc. to list its common shares on the NASDAQ Global market (formerly the NASDAQ National market) (“NASDAQ”) under the symbol “ANOR”.  The Company’s common shares will begin trading on NASDAQ upon the completion of certain final regulatory requirements, which the Company currently expects will occur prior to the end of September 2006. Upon the Company’s common shares becoming listed on NASDAQ, the common shares will be de-listed from the American Stock Exchange.  The Company believes that transferring its listing to NASDAQ will provide the Company with enhanced access to the broader capital markets in connection with potential future stock offerings.  AnorMED shares will continue to trade on the Toronto Stock Exchange (TSX) in addition to NASDAQ. The Company intends to maintain both listings for the foreseeable future.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8. Executive Officer

Name of Executive Officer:

W.J. (Bill) Adams

Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Telephone Number:

604-530-1057

Item 9. Date of Report

August 30, 2006

ANORMED INC.
/s/ W.J. Adams
W.J. (Bill) Adams, Chief Financial Officer, Vice President, Finance, Secretary and Treasurer